MUFG Securities EMEA Plc – SBS
Amendments to Form SBSE A/A – December 2025

Updated Principal List to mirror NFA Principals – Section A
- Removed Mr Ivan Marcinko (NFA ID: 569415) and Mr Anthony Syson (NFA ID: 551843) as they are no longer NFA Principals
- Added Mr Richard Smithyes (NFA ID: 574999) and Mr Philip Stephen Roberts (NFA ID: 574492) to the NFA Principal list
- The total number of Principals remains unchanged at 14